EXHIBIT 2.1

AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 2, dated January 16, 2007 (this “Amendment”), by and among ANGIODYNAMICS, INC., a Delaware corporation (“Parent”), ROYAL I, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and RITA MEDICAL SYSTEMS, INC., a Delaware corporation (the “Company”), each of which are parties to that certain Agreement and Plan of Merger dated as of November 27, 2006, as amended by Amendment No. 1 dated December 7, 2006 (the “Agreement”).

RECITALS

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement; and

WHEREAS, Section 8.1 of the Agreement provides that the Agreement may be amended by execution of a written instrument executed by the Parties; and

WHEREAS, the parties have determined that it is advisable to amend the Agreement to affect the foregoing as well as to amend certain other provisions of the Agreement, as set forth set forth herein; and

NOW, THEREFORE, in consideration of the foregoing premises, and the agreements, covenants, representations and warranties contained in the Agreement and herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and accepted, the parties, intending to be legally bound, hereby agree as follows:

1. Section 7.3(b) of the Agreement shall be amended and restated in its entirety as follows:

“(b) Termination Fee. If this Agreement is terminated (i) by Parent pursuant to Section 7.1(f) or (ii) by the Company or Parent pursuant to Section 7.1(b) or Section 7.1(g) of this Agreement and prior to any such termination, (A) any Person (other than Parent or its affiliates) shall have made a Company Acquisition Proposal which shall have been publicly proposed by such Person or any such Company Acquisition Proposal shall have become known to the stockholders of the Company generally (other than as a result of disclosure by Parent, any of its Subsidiaries or any of their respective Representatives) and (B) within 12 months after such termination of this Agreement, a Company Change of Control Transaction shall have been consummated, then the Company shall pay to Parent, in immediately available funds, a nonrefundable fee in the amount of $6,500,000 (the “Termination Fee”). Any Termination Fee shall be paid to Parent by the Company upon termination of this Agreement in the case of a termination pursuant to clause (i) above and upon the consummation of a Company Change of Control Transaction in the case of a termination pursuant to clause (ii) above.”

2. Section 4.3(a) shall be amended and restated in its entirety as follows:

“During the Pre-Closing Period, the Company shall not, directly or indirectly, and shall not, directly or indirectly, authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations to, (i) solicit, encourage, initiate or seek the making, submission or announcement of any Company Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person (other than Parent or Merger Sub) in connection with or in response to a Company Acquisition Proposal or any similar inquiry, (iii) engage or participate in any discussions or negotiations with any Person (other than Parent or Merger Sub) with respect to any Company Acquisition Proposal or any similar inquiry, (iv) approve, endorse or recommend any Company Acquisition Proposal, or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Company Acquisition Transaction; provided, however, that this Section 4.3 shall not prohibit (A) the Company, or the Board of Directors of the Company, prior to the approval of this Agreement by the Company Stockholders, from furnishing nonpublic information regarding the

Acquired Corporations to, or entering into or participating in discussions or negotiations with, any Person in response to an unsolicited, bona fide written Company Acquisition Proposal that the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors, could result in a Company Superior Offer if (1) none of the Acquired Corporations or any Representative of any of the Acquired Corporations shall have violated any of the restrictions set forth in this Section 4.3(a) in connection with the receipt of such Company Acquisition Proposal, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action with respect to such Company Acquisition Proposal is required to comply with the fiduciary duties of the Board of Directors of the Company to the Company Stockholders under applicable Legal Requirements, (3) the Company gives to Parent the notice required by Section 4.3(b), and (4) the Company furnishes any information provided to the maker of the Company Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such Person on substantially the same terms as the Confidentiality Agreement, and such furnished information is delivered to Parent at substantially the same time (to the extent such information has not been previously furnished by the Company to Parent); or (B) subject to the obligation of the Company and the Company’s Board of Directors not to withhold, withdraw or modify its recommendation except as expressly set forth in Section 4.3(d), the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal.”

3. Section 4.3(d) shall be amended and restated in its entirety as follows:

“Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company may at any time prior to receipt of the approval of the Company Stockholders of this Agreement, withhold, withdraw or modify the Company Recommendation in a manner adverse to Parent in respect of a Company Acquisition Transaction if: (i) an unsolicited, bona fide written offer is made to the Company by a third party for a Company Acquisition Transaction, and such offer is not withdrawn; (ii) the Company’s Board of Directors determines in good faith after consultation with its financial advisors that such offer constitutes a Company Superior Offer; (iii) following consultation with outside legal counsel, the Company’s Board of Directors determines that the withholding, withdrawal or modification of the Company Recommendation is required to comply with the fiduciary duties of the Board of Directors of Company to the Company Stockholders under applicable Legal Requirements; (iv) the Company Recommendation is not withheld, withdrawn or modified in a manner adverse to Parent at any time prior to two business days after Parent receives written notice from the Company confirming that the Company’s Board of Directors has determined that such offer is a Company Superior Offer; and (v) at the end of such two business day period, after taking into account any adjustment or modification of the terms of this Agreement proposed by Parent (and any adjustment or modification of the terms of such Company Acquisition Proposal), the Board of Directors of the Company again makes the determination in good faith after consultation with its outside legal counsel and financial advisors that such offer is a Company Superior Offer and that the withholding, withdrawal or modification of the Company Recommendation is required to comply with the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under applicable Delaware law. Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company may at any time prior to receipt of the approval of the Company’s stockholders of this Agreement, withhold, withdraw or modify the Company Recommendation in a manner adverse to Parent other than in respect of a Company Acquisition Transaction if: (i) following consultation with outside legal counsel, the Company’s Board of Directors determines in good faith that the withdrawal or modification of such Company Recommendation is required to comply with the fiduciary duties of the Board of Directors of Company to the stockholders of the Company under applicable Legal Requirements; (ii) the Company Recommendation is not withdrawn or modified in a manner adverse to Parent at any time prior to two business days after Parent receives written notice from the Company confirming that the Company’s Board of Directors has determined to withdraw or modify the Company Recommendation and specifying the reasons therefor, and (iii) at the end of such two business day period, after taking into account any adjustment or modification of the terms of this Agreement proposed by Parent, the Board of Directors of the Company again makes the determination in good faith after consultation with its outside legal counsel and financial advisors that the withdrawal or modification of such Company Recommendation is required to comply with the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under applicable Legal Requirements. The Board of Directors of the Company may not withhold, withdraw or modify the Company Recommendation in a manner adverse to Parent except in compliance in all respects with this Section 4.3(d).”

4. Except as specifically amended hereby, the terms and provisions of the Agreement shall continue and remain in full force and effect and the valid and binding obligation of the parties thereto in accordance with its terms. All references in the Agreement (and in any other agreements, documents and instruments entered into in connection therewith) to the “Agreement” shall be deemed for all purposes to refer to the Agreement, as amended by this Amendment.

5. This Amendment may be executed in one or more counterparts, each of which shall be an original, with the same effect as of the signatures hereto and thereto were upon the same instrument.

6. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law rules of such state.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ANGIODYNAMICS, INC.

By:	/s/ Joseph G. Gerardi
Name: Joseph G. Gerardi Title: Vice President - Chief Financial Officer and Treasurer

ROYAL I, LLC

By:	/s/ Joseph G. Gerardi
Name: Joseph G. Gerardi Title: Vice President - Chief Financial Officer and Treasurer

RITA MEDICAL SYSTEMS, INC.

By:	/s/ Michael D. Angel
Name: Michael D. Angel Title: Chief Financial Officer